UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-43042

ATLAS CRITICAL MINERALS CORPORATION

(Translation of registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Rodrigo Menck as Chief Financial Officer and Treasurer

On April 1, 2026, Mr. Rodrigo Menck notified Atlas Critical Minerals Corporation (the “Company”) that he was resigning as the Company’s Chief Financial Officer (“CFO”) and Treasurer, effective immediately. Mr. Menck resigned for personal reasons and not from any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Appointment of Virgilio Lira Santiago as CFO and Treasurer

The Company’s Board of Directors (the “Board”) approved the appointment of Virgilio Santiago, age 45, as the Company’s CFO and Treasurer, effective on April 7, 2026 (the “Appointment Date”).

Mr. Santiago has 20 years of experience in corporate finance, controllership and governance. From January 2024 to April 2026, Mr. Santiago served as CFO of Araguaia Níquel Metais Ltda., where he oversaw the financial management of a large-scale greenfield nickel project, having previously served as Controllership Manager from January 2022 to December 2023. From January 2019 to December 2021, Mr. Santiago held various finance leadership roles at Ausenco Engenharia, including Regional Senior FP&A Manager for Latin America and Finance Manager for Brazil, overseeing financial planning and analysis. From July 2016 to December 2018, Mr. Santiago served as Controllership Manager at Boart Longyear Company in Brazil. Mr. Santiago holds a Bachelor of Arts degree in Economics from PUC Minas, graduating in 2006.

In connection with his appointment and effective as of the Appointment Date, the Compensation Committee of the Board recommended, and the Board subsequently approved, compensation for Mr. Santiago consisting of: (i) a monthly salary of $12,000, (ii) an annual bonus of $12,000 subject to the timely filing of the Company’s bi-annual financial reporting on Form 6-K, (iii) an annual bonus of $24,000 subject to the timely filing of the Company’s Annual Report on Form 20-F, (iv) a grant of 10,000 time-based restricted stock units that shall vest over four years in equal annual installments beginning on the first anniversary of the grant date, subject to Mr. Santiago’s continued service to the Company as of each applicable vesting date, and (v) reimbursement for health insurance coverage.

There are no family relationships between Mr. Santiago and any director or executive officer of the Company, and there are no arrangements or understandings with any other person pursuant to which Mr. Santiago was selected as an officer. The Company is not aware of any related party transactions involving Mr. Santiago.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 7, 2026	ATLAS CRITICAL MINERALS CORPORATION

	By:	/s/ Marc Fogassa
Marc Fogassa
Chief Executive Officer